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                                 United States
                      Securities and Exchange Commission


                                 Schedule 13D


                   Under the Securities Exchange Act of 1934
                      (Amendment No. __________________)*

                    Horizon Financial Services Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   44041Q101
                               ----------------
                                (CUSIP Number)

R. Mathieson Duncan of
Duncan, Green, Brown, Langeness & Eckley
A Professional Corporation
400 Locust Street, Suite 380                          Telephone:  (515) 288-6440
Des Moines, Iowa 50309                                Facsimile:  (515) 288-6448
--------------------------------------------------------------------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 20, 1998
                              ------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following _________

Check the following if a fee is being paid with the statement. X (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC  1746 (12-91)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 44041Q101                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

      (a) William A. Krause Revocable Trust (No. 42-1419757)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2
      (a) [_]           (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      (a) William A. Krause Revocable Trust: PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      (a) William A. Krause Revocable Trust: State of Iowa
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            (a) William A. Krause Revocable Trust: 86,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          (a) William A. Krause Revocable Trust: -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             (a) William A. Krause Revocable Trust: 86,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          (a) William A. Krause Revocable Trust: -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      (a) William A. Krause Revocable Trust: 86,500

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      (a) William A. Krause Revocable Trust: 9.83%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      (a) William A. Krause Revocable Trust: OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         Include Both Sides of the Cover Page, Responses To Items 1-7 (Including Exhibits) of the Schedule, and the Signature Attestation.

Item 1.  Security and Issuer.
         -------------------

          The class of equity securities to which this Statement relates is the Common Stock, $0.01 par value, (the "Shares") of Horizon Financial Services Corporation, a Delaware corporation (the "Issuer"). The Issuer's Shares are traded over the counter and are listed on the Market under the symbol "HZFS." The principal executive offices of the Issuer are located at 301 First Avenue East, Oskaloosa, Iowa

Item 2.  Identity and Background.
         -----------------------

          ((a) through (f)). This Statement is being filed by the William A. Krause Revocable Trust ("TRUST"). The TRUST is a Trust established by William A. Krause, an individual who resides in Des Moines, Iowa.

          The natural person reporting in this Schedule 13D is as follows:


    Name          Business Address              Principal Occupation                 Citizenship
=================================================================================================
 W.A. Krause      4201 Westown Parkway          President and Treasurer of Krause       USA
                  West Des Moines, IA 50266     Gentle Corporation

=================================================================================================

          During the past five years the TRUST has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or was found to have violated any such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          Funds for the TRUST's purchase of the Shares reported on the Schedule 13D were provided from the personal funds of the TRUST.

Item 4.  Purpose of Transportation.
         -------------------------

          The Shares purchased by the TRUST have been acquired and are being held solely for investment purposes. The TRUST believes that the Shares represent an attractive investment opportunity at this time. The TRUST may make additional purchases of Shares for investment in the open market, in privately negotiated transactions, or from the Issuer, subject to state and federal regulatory requirements and certain provisions of the Issuer's Certificate of Incorporation and Bylaws, as mentioned below, and depending on the TRUST's evaluation of the Issuer's business, prospects, and financial condition, the market for the Shares, other opportunities available to the TRUST, prospects for the TRUST's own business, general economic conditions, money and stock market conditions, and other future developments. Depending on the same factors, the TRUST may decide to sell all or part of its investment in the Shares, although the TRUST has no current intention to do so.

          As part of the TRUST's ongoing assessment of its respective investments in the Issuer, the TRUST reserves the right to contact and meet with management of the Issuer in the future. As of the date of this Schedule 13D, no Reporting Person has engaged in discussions with management of the Issuer.

          Although the TRUST's purchase of Shares has been made solely for investment purposes, at some future time the TRUST might decide that it is desirable to seek to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer. The TRUST has not made a decision to seek to acquire the Issuer or to seek to control or otherwise influence the management and policies of the Issuer.

          According to the Issuer's prospectus dated [May 13, 1994,] various provisions of the Issuer's Certificate of Incorporation and Bylaws impose certain restrictions on the acquisition, ownership, and voting of the Shares. Such provisions may discourage potential takeover attempts, particularly those that have not been negotiated directly with the Board of Directors of the Issuer. Included among these provisions are provisions (i) limiting the voting power of Shares held by persons owning 10% or more of the Shares, (ii) requiring a supermajority vote of stockholders for approval of certain business combinations, (iii) establishing a staggered Board of Directors, (iv) establishing limits on the calling of special meetings (v) establishing noncumulative voting for directors, and (vi) establishing certain notice requirements. In addition, the Issuer's federal stock charter has an anti-takeover effect that could also be applicable to changes in control of the Issuer. The Issuer's Charter includes a provision applicable for five years which prohibits acquisitions and offers to acquire, directly or indirectly, the beneficial ownership of more than 10% of the Issuer's securities. These provisions could prevent the sale or merger of the Issuer even where a majority of the stockholders approve of such transaction. Furthermore, numerous restrictions are provided for under certain federal and state laws with respect to the acquisition and ownership of the Shares. For example, per the Issuer's said prospectus, regulations of the Office of Thrift Supervision, Department of Treasury ("OTS") prohibit any person for three years following the conversion of a savings and loan association (the Issuer's initial public offering of up to 517,500 shares of common stock in May, 1994, was part of such a conversion) without prior approval of the OTS, from acquiring or making an offer (if not opposed by the institution) to acquire more than 10% of the stock of a converted savings and loan association if such person is, or after consummation of such acquisition would be, the beneficial owner of more than 10% of the stock of such converted savings and loan association. Federal law and regulations also require OTS approval prior to the acquisition of "control" (as defined in the regulations) of an insured institution, including a holding company thereof. These regulations could have the effect of discouraging takeover attempts of the Issuer.

          Except as set forth herein, the TRUST has no present plans or proposals that relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) A class of securities of the Issuer ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a) As of the date of this Schedule 13D, the TRUST owned directly 86,500 Shares, representing 9.83% of the class outstanding.

          (b) The TRUST has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by it. The Reporting Persons retain the absolute right to vote and dispose of its Shares as it individually determines.

          (c) The following table describes any transactions in the Shares effected during the past 60 days, all of which, except as noted, were affected in the open market:

          Share Transactions Effected by the TRUST.
          ----------------------------------------

                   Date of             Number of          Purchase Price
                   Purchase         Shares Purchased        per Share
          ------------------------------------------------------------------
                   02-18-98              5,000               $ 14.60
                   02-19-98              5,000               $ 14.90
                   02-20-98             25,000               $ 14.90
                   02-20-98              7,500               $ 14.90
                   05-20-98             20,000               $16.125
                   06-01-98             13,000               $ 16.50
                   06-09-98             11,000               $ 16.78
                                     ---------
                    TOTAL               86,500
          ==================================================================

          (d) No person other than the TRUST has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the TRUST.

          (e)  [Not applicable.]

Item 6.   Contracts, Arrangements, Understanding, or Relationships with
          -------------------------------------------------------------
          Respect to Securities of the Issuer.
          ------------------------------------

          Except as described in the Statement, the TRUST has no contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

                                          The William A. Krause Revocable Trust



Dated:__________________________       By:____________________________________
                                          William A. Krause, Trustee


                                  Page 6 of 6